U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS
Under Section 12(b) or 12(g) of the
Securities Exchange Act of 1934

MORTGAGE SHAKERS, INC.

(Name of small business issuer in its charter)

        Florida                                                              20-0391673
(State of Incorporation)                                   (I.R.S. Employer Identification No.)

511 NE 94th Street, Miami Shores, FL 33138
(Address of Principal Executive Offices) (Zip Code)

305-909-6966
(Registrant's Telephone Number)

Securities to be registered pursuant to 12(b) of the Act:

None	None
Title of each class to be registered	Name of each exchange on which each class is to be registered

Securities to be registered pursuant to 12(g) of the Act:

Common Stock, No Par Value
(Title of Class)

INFORMATION REQUIRED IN REGISTRATION STATEMENT

PART I

This Form 10-SB contains certain forward looking statements. When used in this report, the words "believe," "anticipate," "think," "intend," "plan," "will be" and similar expressions identify such forward-looking statements.  Such statements regarding future events and/or the future financial performance of MORTGAGE SHAKERS, INC. are subject to certain risks and uncertainties which could cause actual events or the actual future results of MORTGAGE SHAKERS, INC. to differ materially from any forward-looking statement.  In light of the significant risks and uncertainties inherent in the forward-looking statements included in this Form 10-SB, the inclusion of such statements should not be regarded as a representation by MORTGAGE SHAKERS, INC. or any other person that the objectives and plans of MORTGAGE SHAKERS, INC. will be achieved.

ITEM 1.  DESCRIPTION OF BUSINESS

At the present time, there is no public market for the common stock of MORTGAGE SHAKERS, INC. and our common stock is not traded on any exchange. MORTGAGE SHAKERS, INC. is filing this registration statement on Form 10-SB under the Securities Exchange Act of 1934 (the “Exchange Act”) on a voluntary basis to provide current public information to the investment community. Once this filing on Form 10-SB becomes effective, we will be subject to the informational requirements of the Securities Exchange Act of 1934, and, in accordance therewith, begin to file reports and information with the Securities and Exchange Commission (the “SEC”). This Registration Statement on Form 10-SB and other reports and other information we file subsequently can be inspected and copied at the SEC Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Such reports and other information may also be obtained from the web site that the SEC maintains at http://www.sec.gov. Further information about the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330.

 We will make available and voluntarily provide paper copies, free of charge upon written request at the address on the cover of this Registration Statement on Form 10-SB, a copy of this Registration Statement on Form 10-SB, and subsequently our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) of the Exchange Act as soon as reasonably practicable after we electronically file such material with, or furnish such material to, the SEC.

Our principal office is located at 511 NE 94th Street, Miami Shores, FL 33138 Our phone number is 305-900-6966 and our fax number is (786) 513-2761.

Introduction

The name of our company is MORTGAGE SHAKERS, INC. We were incorporated under the laws of the State of Florida on July 23, 2003. From inception until June 30, 2005, Mortgage Shakers provided lead generation to licensed mortgage brokers for a per lead fee. These leads were from targeted and qualified prospects. Mortgage Shakers bought old sales leads that had not been used for a period of 3 to 6 months.

The leads included all the loan request information accumulated by the original purchasers of the leads. The lead lists were loaded into our computer data base and our predictive dialer systematically dialed each number in the database.  The success rate of call connection was varied, however, when the computerized dialing system did connect a call, the call was immediately transferred to one of our operators.  The operator would then qualify the lead by assessing, through a series of directed questions, if the called party had continued interest in securing a new or refinanced mortgage loan.  Unqualified leads were discarded.  Newly qualified leads were then sold to mortgage brokerage firms based on a pre-arranged contracted price, usually between $30 and $250 per lead, depending on the desirability of the lead.

In July 2005, the Company established a new line of business: the development, marketing, distribution and sale of manufactured nutraceuticals products made entirely of naturally occurring dietary substances.  These naturally occurring dietary substances have not been chemically altered, and we believe, have both health benefits and mass appeal to people wanting natural and non-toxic healthcare. To date, our nutraceutical business activities have been minimal.

During 2006 the nature of the mortgage market changed. Interest rates increased, and mortgage lenders experienced a severe level of housing foreclosures, a situation that has continued through today. As a result the Company terminated its mortgage lead business and determined it was in its best interest to focus on its business interests not dependent on or related to the real estate market. The company reserves the right to reenter the mortgage lead business should market conditions improve and it deems appropriate.

      The nutraceuticals sector is one of the most dynamic segments of the food industry. Recent growth in the industry has surpassed that in the regional food and pharmaceutical industries. The nutraceuticals industry has been dubbed by some as the industry of the future. Others have called it the food industry’s version of high-tech as foods are modified to accentuate their inherent health value. Regardless of its moniker, the development of the nutraceuticals industry remains the key focus of our company.

What Are Nutraceuticals

      Blurring the line between conventional foods and drugs, nutraceuticals are defined as foods or parts of food that confer health or medicinal value, including the prevention or treatment of disease. While consensus on a clear delineation of the nutraceuticals market is lacking, Nutrition Business International, a leading source of information on the nutrition industry, estimated the global market for nutrition products in 2003 to be $172 billion and expanding. Core product categories included under this definition, are: Natural and organic foods ($34.4 billion); Dietary supplements ($60.2 billion); Functional foods and beverages ($63.6 billion); and Natural personal care products ($13.8 billion).

      The U.S. is the leading market, accounting for more than one-third ($70.7 billion) of the global market. The total supplement market is $17.76 Billion. The total nutrition market is $52.94 Billion.  More inclusive market estimates also encompass broad classes of food items such as “lesser evil” foods with reduced unhealthy ingredients (e.g., calories, sugar, caffeine, salt, etc.) and selected market standard foods consumed in part for the perceived healthiness.

Drivers of Nutraceuticals Industry Growth

The nutraceuticals market, once viewed as largely a counter-cultural “back to nature” phenomenon, is being buoyed by a number of solid fundamentals, such as:

•
Changing consumer demographics. Americans are living longer and emphasizing the importance of quality of life in their later years. As the baby boomers approach ages where personal health becomes more paramount, the demand for mechanisms for conveying health will grow.

•
Increasing ethnic diversification. The mainstream U.S. nutraceuticals industry is a relatively new phenomenon. However, the use of foods, herbals, and other natural products to convey health and medicinal value has a long history of acceptance by many of the world’s cultures.

•
Paradigm shift in personal health. Americans are taking more responsibility for their personal health, embracing the concept of health maintenance and wellness. Thus, the paradigm is shifting away from disease treatment and towards disease prevention.

•
Dissatisfaction with Western healthcare. Americans are becoming more reticent about accepting the side effects of synthetic drugs and remedies. Similarly, rising healthcare costs are encouraging Americans to explore alternatives to traditional orthodox medicine

•
Increasing acceptance of alternative healthcare practices. There is growing acceptance among Americans of alternative or complementary therapies and wellness modalities. Recent years have witnessed increased use, for example, of chiropractic care, vitamin therapy, aromatherapy, meditation and relaxation techniques, and acupuncture

•
Increased understanding and awareness of diet-disease relationships. Many of the leading causes of premature death in the U.S. are diet-related. Examples include heart disease, diabetes, and many types of cancer.  The USDA estimates that diet-related disease and death costs the US in excess of $250 billion each year.

Why we selected to have our offices in Florida?

Florida is well poised for attracting and cultivating nutraceutical firms, boasting:

•	Large, ethnically diverse, and affluent markets;

•	A concentration of food and pharmaceutical firms;

•	Highly skilled scientific and technical workers;

•	Well-developed business support, transportation, and export infrastructure;

•	Significant private and public (university) research capacity; and

•	Entrepreneurial and innovative farmers.

The Future is Bright, But Challenges Remain

The nutraceuticals industry appears to be a growth industry supported by solid fundamental market drivers. Many new companies are forming to meet the strong consumer demand for nutraceutical products. In addition, many food and pharmaceutical companies are repositioning themselves to capitalize upon opportunities in this market. Nevertheless, research conducted by the Food Policy Institute highlights a number of pressing challenges facing various segments of the industry, from producers of raw materials to retailers. These include:

•	Few farmers are producing herbals and other botanical inputs (due to limited market knowledge, technical requirements and other obstacles);

•	Limited access to finance and capital constrains industry development and expansion;

•	Ambiguous regulatory framework for ensuring product standardization and efficacy;

•	Regulatory restrictions on marketing products via health claims impede retail efforts;

•	Raw material supply issues (consistency of quality and availability) for botanical manufacturers

•	Limited endorsement by traditional healthcare practitioners; and

•	Consumers cannot differentiate between high and low quality products and are not sufficiently educated to make informed decisions about proper product use.

Background

        The company was formed on July 23, 2003. We commenced sales operations in 2004 for mortgage leads. Sales of Mortgage leads for 2004 were $13,041. We commenced sales operations for nutraceuticals in 2005 through the engagement of third party sales and fulfillment organizations for the sale of our first offered product, Shilajit.  Revenues from sales of our nutraceutical products have been minimal. Sales for 2006 were $3,671 and $14,583 in 2007. Costs have exceeded sales. We used a direct response marketing campaign through Point of Sale Marketing, Inc., a related company owned by one of our shareholders. Point of Sale is an expert in call center operation, direct response marketing and small quantity fulfillment.

  During December 2007, we began to create a website to sell additional products. The website is currently under development and should be active in 2008. Management has also embarked on a plan to locate new and unique products that can be offered to consumers with little capital investment on the part of the company.

Company Objective and Mission

Mortgage Shakers, Inc. is a nutraceutical company specializing in the development, marketing, distribution and sales of naturally occurring products based upon unique formulas and processes. Our products are made entirely of naturally occurring dietary substances.  These naturally occurring dietary substances must not be chemically altered from their natural state and are intended for ingestion by consumers as a supplement to their diet.    Our goal is to seek products that have both health benefits and mass appeal to people wanting natural and non-toxic healthcare.  We also anticipate that we will sell on our own private label products manufactured by others in the future.

Our business plan is limited by available capital and additional capital contributions from shareholders of the company. We believe, however, that research and development of new products by others and the availability to sell as a wholesaler or internet retailer will minimize our expenses and liabilities, thus increasing our net income and providing additional value to our shareholders.

Existing Product

Currently, we offer a product called Shilajit. Its ingredients are formulated as follows:

Ingredients: Standardized Extracts of: Shilajit Moomiyo (Standardized for Fulvic Acids 15% and Humic Acid 10%) - 300 mg., Amla 195 mg., and Bioperine 5 mg.

Servings Per Container: 60 and 120 vegetarian capsules 500 mg. each

Indications:

Our purveyors provide to us the most potent and pure Shilajit Moomiyo available anywhere in the market today. It has been used by Russian Olympic athletes and cosmonauts for over four decades to enhance physical and mental performance. True Shilajit Moomiyo is rare and difficult to find.

Shilajit Moomiyo Extract

Little was known about this high mountain herb/mineral compound until the early 1990's when Russian scientists brought it to the western world. Russian Black Anabolic or mumie (pronounced Moomiyo) is a potent adaptagenic herbal complex. It has been used by the Russian military and sports establishment for nearly four decades supposedly for increasing strength and muscle mass as well as for its recuperative powers.

In studies conducted at various universities in Russia, Moomiyo was found to improve workload (weight x repetition) by as much as 15-27% and improve recovery time.

The people of the Tajikistan area of Russia routinely use Moomiyo in their foods. Their life spans are above the world average. Russian scientists can only attribute this to their daily consumption of Moomiyo, life style, eating habits, hereditary and yogurt consumption.

Origins of Shilajit Moomiyo

Shilajit is an exudate that is pressed out from layers of rock high in the mountains. It is composed of humus and organic plant material that has been compressed by layers of rock. Humus is formed when soil microorganisms decompose animal and plant material into elements usable by plants. Plants are the source of all our food and humus is the source of plant food. Unlike other soil humus, Shilajit humus consists of 60 - 80% organic mass.

About 200 million years ago, India was a large island off the Australian coast separated from the Eurasian continent by the Tethys Sea. The Indian continent drifted north at a rate of about 9 meters a century. This movement led to the eventual disappearance of the Tethys Sea. Forty to fifty million years ago the Indian continent collided with the Asian continent. This caused the sea bed of the Tethys Sea to be pushed up and keep moving up to eventually form the Himalayan mountains. The Himalayan mountains continue to rise more than 1 Centimeter a year. During this transition the mineral rich and fertile soil of the sea bed gave rise to a lush and dense tropical jungle. As the ground continued to be pushed up to become mountains a lot of the plants became trapped by layers of rock and soil and remained preserved for thousands of years. These plants had never been exposed to any chemicals, fertilizers or pesticides. They are gradually transformed into Humus, a rich organic mass that is food for new plant life. Due to microbial action and the tremendous pressure from the weight of the mountains the Humus was transformed into a dense, viscous, mineral rich mass. This is Shilajit.

 The trapped layers of Shilajit become exposed due to the freezing winters, hot summers and continual erosion from monsoon rains. Shilajit will "flow" out from between the cracks in the layers of rock during the summer when the temperature of the mountains gets warm enough and the Shilajit becomes less viscous. The native people then climb the mountains, rappel down cliffs to collect the Shilajit.

Detailed Information about the uses of Shilajit:

Shilajit Moomiyo has been used in the folk medicine of different countries for almost two thousand years. With the help of financing from the Russian government, research has been conducted on Shilajit Moomiyo since 1910. This research was conducted at major laboratories within the national science and academies of the Central Asia in Kirgizia, Tajikistan and Uzbekistan, the areas of Shilajit Moomiyo's origin. Shilajit Moomiyo has been used by the elite Russian military and sports establishment for nearly four decades for increasing strength and muscle mass as well as for its recuperative powers. When taken as part of a health regimen including weight lifting and other training, it promotes rapid muscle growth through improvement in the activity of hormone glands. Major studies conducted at various universities in Russia and Central Asia showed that Shilajit Moomiyo improves workload (weight x repetition) by as much as 16-29%, and dramatically shortens recovery time. Application of the product by the leading sportsmen in Europe and Asia proved to cause an up to 10 percent increase in the muscle mass! The people of the Pamir Mountain Region in the Central Asia who routinely use Shilajit Moomiyo in their foods have  life spans that are 10 -15 years above the world average.

Shilajit Moomiyo plays one of the leading roles in the restoration programs of Russian national and Olympic-level athletes. In addition, during the last three decades, Shilajit Moomiyo  has also been used by the National Bureau of Cosmonauts due to Shilajit’s impeccable reputation as an agent that facilitates strong immune systems, sound health and fast recovery to the astronauts during and after long space journeys.

Shilajit Moomiyo  has been used to treat bone fractures and strains of muscles and ligaments, stomach disorders, nervous and cardiovascular problems, the inflammation of joints, and impotency. It has no match as a natural and harmless bio-stimulator that serves  regulate the immune hormonal systems, and to control oxidation-reduction processes, and mineral metabolism. The most recent survey of the practical applications of Shilajit Moomiyo comes from Moscow through the efforts of Dr's A.A. Altamyshev and B.K. Kortshubelkov and supported by the Russian Committee of Cosmonautics. To date, several hundred research studies have been conducted on Shilajit Moomiyo. The research has shown that patients who take Shilajit Moomiyo have significantly increased concentrations of T cells, which are highly specialized immune agents that fight diseases by attacking alien microorganisms. Shilajit Moomiyo helps white blood cells, called macrophages, work better and faster. The macrophages destroy and digest foreign material in the body. This means that when strengthened with Shilajit Moomiyo, white blood cells can ingest more bacteria, microbes and other alien cells. Scientists also discovered that Moomiyo increases the production of Interleukin (IL-1), a protein that is released by the macrophages. Interleukin has important immune enhancing properties. IL-1 alerts the resting white blood cells that there are threats to the body and spurs them into action. In central Asia, where Shilajit is found, Shilajit Moomiyo  is referred to as "mountain tear", "mountain blood", and "balsam of rock". It is very rare as it can be accumulated only twice a year and only after many months of hard work to collect a small amount.  Shilajit Moomiyo can be used to yield maximum results in sports as well.   The results of its use are a fast and easy recovery, a more efficient adaptation to training and muscle gain., Shilajit Moomiyo has become popular among Russian and East European athletes mainly due to its growth-promoting and stimulating effects.  According to Russian elite athletes, coaches and sport scientists, the use of Shilajit Moomiyo has been shown to increase training loads (volume and weight) within both micro and macro-cycles by 16-29 percent. This is a significant improvement at any level of sport. Furthermore, Shilajit Moomiyo considerably facilitates the complete long-term overnight recovery as documented by regular morning biochemical and hormonal blood and urine tests. Additional short cycles of Shilajit Moomiyo are also highly beneficial when used during periods of over-training, and physical and emotional stress. Additional benefits from the use of Shilajit Moomiyo in sports training are its adaptogenic features. It can be effective at preventing age-related hormone-dependent disorders and should be considered as a nutrient for noncompetitive athletes over the age of thirty who still participate in fitness programs. In summary, Shilajit Moomiyo plays an important growth-promoting and restorative role in the preparation of elite athletes, bodybuilders, power lifters and other sportsmen.

Other Uses

Analysis of Shilajit reveals that it is high in naturally occurring minerals and elements. Shilajit is Mother Nature's original organic Colloidal multi-mineral supplement with self assimilation qualities as compared to inorganic colloidal sources. And yet Shilajit is much more than colloidal minerals.

It has unique properties not found in any other natural preparation. There is a folk saying by the indigenous people who live in the Himalayan region that Shilajit makes the body strong as a rock and there some rock-like qualities in Shilajit. It is generally believed that there is hardly a disease that cannot be helped by Shilajit.

Shilajit amplifies the benefits of other herbs by enhancing their bio-availability. It helps transport nutrients deep into the tissue and removes deep-seated toxins. Shilajit improves memory and the ability to handle stress. Shilajit reduces recovery time in muscle, bone and nerve injuries. Shilajit stimulates the immune system and reduces chronic fatigue. It is an adaptogen, (Rasayna), that helps to combat immune disorders, urinary tract disorders, nervous disorders and sexual dissatisfaction. It promotes strong bones and heals damaged muscle tissues, and osteoarthritis.

In Sanskrit Shilajit means "Conqueror of mountains and destroyer of weakness."  It is used in Ayurveda as an herbal rejuvenator, nervine tonic and natural stimulator. It has been shown to be a natural antioxidant and rejuvenator for the nervous system. It is a natural antioxidant and it rejuvenates the nervous system. There are very few herbs that are classified as a panacea but Shilajit is one of them. It will help carry the other herbal support into the deep tissues of the body. It works well on diabetes and insulin resistance because it carries the blood sugar into the resistant cells. In the same way it helps to rejuvenate the body and nervous system on a very deep level. It is not a stimulant to make you feel more energy; it actually helps to rebuild the nervous system.

 Clinical Studies

1.	Antioxidant Defense by Native and Processed Shilajit: A Comparative Study. Indian Journal of Chemistry, Volume 35B, February, 1996, pg. 127-132.

2.
Effects of Shilajit on Biogenic Free Radicals Phytotherapy Research, Vol. 9, pp 56-59 (1995) Salil K. Bhattacharya and Ananda P. Sen, Dept. of Pharmacology, Institute of Medical Sciences, Banaras Hindu University, Varanasi-221005, India.

3.	Antiulcerogenic and Anti-inflamatory Studies with Shilajit, Journal of Ethnopharmacology, 29 (1990), 95-103 Elsevier Scientific Publishers Ireland, Ltd.

4.
Effect of Shilajit on Rat Brain Monoamines, S. K. Bhatineharyn, Dept. of Pharmacology, Institute of Medical Sciences, Banaras Hindu University, Varanasi-221005, India, S. Ghosal, Department of Pharmaceutics, Institute of Technology, Banaras Hindu University, Varanasi-221005, India.

5.	Chemistry of Shilajit: An Immunomodmodulatory Ayurvedic Rasayan, Pure & Appl. Chem., Vol. 62, No. 7, pp. 1285-1288, 1990, Printed in Great Britain, Copyright 1990 IUPAC.

6.	Shilajit Induced Morphometric and Functional Changes in Mouse Peritoneal Macrophages, Shibnath Ghosal, Dept. of Pharmaceutics, Banaras Hindu University, Varanasi-221005, India

Sluboni Baumik and Sukumar Chattopadhyay, Dept. of Biotechnology and Life Sciences, Jadavpur University, Calcutta-700032, India.

7.
Effects of Shilajit and its Active Constituents on Learning and Memory in Rats, S. Ghosal and J. Lal Pharmaceutical Chemistry Research Laboratory, Department of Pharmaceutics, Institute of technology, Banaras Hindu University, Varanasi-221005, India.

No toxic effects have been demonstrated with Shilajit. The FDA requires no extended approval for use as a nutritional supplement.

New Markets

The market for a new health supplements containing Shilajit is difficult to estimate. The Company is targeting individuals at higher than average risk of developing lung, breast and prostate cancer. Within the U.S. alone there are an estimated 40 million smokers, and an estimated equal number of ex-smokers. The American Cancer Society estimates that in 2007, there will be 213,380 estimated new cases of lung cancer (non-small cell and small cell combined), and 160,390 deaths from lung cancer (non-small cell and small cell combined) in the United States in 2007.

Cigarette smoking and the use of other tobacco products are major causes of cancers of the lung, oral cavity, larynx and esophagus. These tobacco products are also contributing factors to the development of cancers of the bladder, kidney and pancreas. In addition, leukemia, breast and prostate cancers have been associated with the use of tobacco products. Even though the users of tobacco products are at serious cancer risk, there is no guarantee that these individuals will use Shilajit based products.

The Company believes that there is a market for Shilajit due to the concerns about cancer risks and recognition of the link between smoking and lung cancer and women's concerns regarding breast cancer. Risk factors for breast cancer such as family history, age of pregnancy and lifestyle have been identified and are known in the general population; the Company believes that women with these risk factors are potential consumers of these products, but has no sales history with Shilajit based products to substantiate this belief.

To date, the marketing, sales and distribution of the Company's health supplements containing Shilajit for ex-smokers and for breast health products has been nominal.

Funding

As of December 31, 2007, we had no inventory.  During the first quarter of 2008, the Company intends to purchase inventory of Shilajit for resale to retail customers. We intend to generate working capital to fund our business plan from sales and shareholder investment. To date, we have derived our funding from capital investments from shareholders.

Research And Development

Our research in the United States is limited in scope and nature by regulations. The Company relies on the manufacturer to conduct extensive product research testing.  Our Company has not spent any money on research and development of products.

The Company has identified and tested the abilities of several contract manufacturing companies to manufacture Shilajit and is confident that manufacturing capacity, quality control, and pricing are substantially redundant in the dietary supplement industry sufficient to meet our needs.  An unexpected interruption or a shortage in supply of our key ingredient Shilajit could adversely affect our business.

Distribution

The Company  had limited distribution of Shilajit through distributors on the internet and directly to consumers. The Company has ongoing sales of Shilajit with a substantial percentage of the customers being repeat customers who have been using the product for many years.   The fulfillment of internet and phone orders from new and existing customers is currently performed by Point of Sale Marketing, Inc.   We generally expect them to maintain sufficient inventories to meet customer orders as received.

Competition

The market for nutraceuticals is highly competitive.  This market includes manufacturers, distributors and physicians. Numerous manufacturers and distributors compete with us for customers throughout the United States, Canada and internationally in the packaged nutritional supplement industry selling products to retailers such as mass merchandisers, drug store chains, independent pharmacies and health food stores.  Many of the competitors are substantially larger and more experienced than us, have longer operating histories, and have materially greater financial and other resources than us and our licensee.  We may not be able to successfully compete with them in the marketplace,

The market is highly sensitive to the introduction of new products.  As a result, in order to remain competitive, our licensees will need to successfully introduce new products.

We also face competition from many large drug companies who see natural dietary supplements such as Shilajit as competitive to their medicines and drugs.  Many of these drug companies are substantially larger and more experienced than us and our licensees, have longer operating histories, and have materially greater financial and other resources than us and our licensees.  These drug companies also have substantially greater political influence and regulatory support for the use of their products in the treatment of diseases.

We are also subject to competition in the attraction and retention of employees.  Many of our competitors have greater financial resources and can offer employees compensation packages that are difficult for us to compete with.

Trademarks and Patents

We will regard our trademarks, copyrights, domain names, trade dress, trade secrets, proprietary technologies, and similar intellectual property as important to our success, and we rely on trademark and copyright law, trade-secret protection, and confidentiality and/or license agreements with our employees, customers, partners, suppliers and others to protect our proprietary rights.

The Company plans to register the “Shilajitothemax” name in the United States.  Additionally, the Company plans to register the trade name “Shilajitothemax” in certain foreign countries.  The steps we take to protect our proprietary rights in our brand name may not be adequate to prevent the misappropriation of our brand name in the United States or abroad.  Existing patent and trademark laws afford only limited practical protection for our product lines.  The laws and the level of enforcement of such laws in certain foreign countries where we market our products often do not protect our proprietary rights in our products to the same extent as the laws of the United States.  However, because of the rapid pace of the natural product industry's development, we believe that the legal protection for our product is less significant to our success than the knowledge, technical expertise and marketing skills of our personnel, the frequency of product expansion and pace of market penetration.

Industry Overview

The nutritional supplements industry is highly fragmented and intensely competitive. It includes companies that manufacture and distribute products which are generally intended to enhance the body's performance as well as to enhance well being. Nutritional supplements include vitamins, minerals, dietary supplements, herbs, botanicals and compounds derived therefrom. Opportunities in the nutritional supplements industry were enhanced by the enactment of the Dietary Supplement Health and Education Act of 1994 ("DSHEA").  Under DSHEA, vendors of dietary supplements are now able to educate consumers regarding the effects of certain component ingredients.  However, they are subject to many regulations regarding labeling and advertising of such products. See “Regulation” below.

Regulation

In both the United States and foreign jurisdictions, we are subject to compliance with laws, governmental regulations, administrative determinations, court decisions and similar constraints.  Although the products manufactured are not deemed to be drugs, they are deemed to be dietary supplements and therefore are subject to all regulations regarding products ingested by consumers and dietary supplements.  Such laws, regulations and other constraints exist at the federal, state and local levels in the United States and at all levels of government in foreign jurisdictions.  These regulations include constraints pertaining to (i) the manufacturing, processing, formulating, packaging, labeling, distributing and selling (ii) advertising of products and product claims (iii) transfer pricing, and (iv) method of use.

In the United States, the formulation, manufacturing, packaging, storing, labeling, advertising, distribution and sale of products covered by  Patents are subject to regulation by various governmental agencies, which include, among others (i) the Food and Drug Administration (“FDA”), (ii) the Federal Trade Commission (“FTC”), and (iii) the Consumer product Safety Commission. The most active regulation has been administered by the Food and Drug Administration, which regulates the formulation, manufacture and labeling of products pursuant to the Federal Food, Drug and Cosmetic Act (‘FDCA”) and regulations promulgated there under. Most importantly, the FDA has guidelines under the Dietary Supplement Health and Education Act (DSHEA) to enable the manufacturing, advertising, marketing, and sale of dietary supplements.  In addition, the FTC has overlapping jurisdiction with the FDA to regulate the interstate labeling, promotion, advertising and sale of dietary supplements, over the counter drugs, and foods.

Compliance with applicable FDA and any state or local statutes is crucial. Although we believe that we are in compliance with applicable statutes, should the FDA amend its guidelines or impose more stringent interpretations of current laws or regulations, we or our licensees may not be able to comply with these new guidelines. As an indirect marketer of a product that is ingested by consumers, we are always subject to the risk that one or more of our products that currently are not subject to regulatory action may become subject to regulatory action.  Such regulations could require the reformation of certain products to meet new standards, market withdrawal or discontinuation of certain products not able to be reformulated, imposition of additional record keeping requirements, expanded documentation regarding the properties of certain products, expanded or different labeling and/or additional scientific substantiation.  Failure to comply with applicable requirements could result in sanctions being imposed on us, our licensees, or the manufacturers of any of our products, including but not limited to fines, injunctions, product recalls, seizures and criminal prosecution.

The FDCA generally regulates ingredients added to foods and requires that such ingredients making up a food product are themselves safe for their intended uses.  In this regard, generally when a company adds an ingredient to a food, the FDCA requires that the ingredient either be determined by the Company to be generally regarded as safe (“GRAS”) by qualified experts or go through FDA’s review and approval process as a food additive.

The FDCA has been amended with respect to dietary supplements by the Dietary Supplement Health and Education Act of 1994 (“DSHEA”).  The DSHEA provides a statutory framework governing the safety, composition and labeling of dietary supplements. It regulates the types of statements that can be made concerning the effect of a dietary supplement.  The DSHEA generally defines the term “dietary supplement” to include products that contain a “dietary ingredient” which may include vitamins, minerals, herbs or other botanicals, amino acids, and metabolites. Our products are currently consumed as part of a healthy and regular diet of human beings and therefore are considered dietary supplements. Under the DSHEA, a dietary supplement manufacturer is responsible for ensuring that a dietary supplement is safe before it is marketed. Generally, under DSHEA, dietary ingredients that were on the market before October 15, 1994 may be sold without FDA pre-approval and without notifying the FDA.  On the other hand, a new dietary ingredient (one not lawfully on the market before October 15, 1994), such as Shilajit, requires proof that it has been present in the food supply as an article used for food without being chemically altered, or evidence of a history of use or other evidence of safety establishing that it is reasonably expected to be safe.

 With respect to products or supplements that are manufactured and distributed on our behalf, we intend to comply with and will endeavor to bring our operations and the operations of our licensees into compliance with regulatory requirements relating to such products or supplements.  However, the FDA may not accept the evidence of safety for any new dietary ingredients that we, or our licensees with our approval, may decide to use, and the FDA’s refusal to accept such evidence could result in regulation of such dietary ingredients as adulterated, until such time as reasonable expectation of safety for the ingredient can be established to the satisfaction of the FDA.

With respect to labeling, DSHEA permits “statements of nutritional support” for dietary supplements without FDA pre-approval. Such statements may describe how particular dietary ingredients affect the structure, function or general well being of the body, or the mechanism of action by which a dietary ingredient may affect body structure, function or well being (but may not state that a dietary supplement will diagnose, mitigate, treat, cure or prevent a disease). This, therefore, severely limits the direct advertising of the healthcare benefits of products. A company making a statement of nutritional support must possess substantiating evidence for the statement, and disclose on the label that the FDA has not reviewed that statement and that the product is not intended to diagnose, treat, cure or prevent a disease. We intend to label products with statements of nutritional support and believe that we have adequate substantiating evidence to support such statements.  In fact, the label on the Shilajit bottles contains the following statements “These statements have not been evaluated by the FDA.  This product is not intended to diagnose, treat, cure or prevent any disease.”  This or similar language is specifically required to be on every label and advertisement of every dietary supplement sold within the United States under DSHEA.  However, the FDA may determine that a given statement of nutritional support that we or our licensees decide to make is a drug claim rather than an acceptable nutritional support statement. Such a determination would require deletion or substantiating proof of the drug claim.

In addition, DSHEA allows the dissemination of “third party literature”, publications such as reprints of scientific articles linking particular dietary, ingredients with health benefits.  Third party literature may be used in connection with the sale of dietary supplements to consumers.  Such a publication may be so used if, among other things, it is not false or misleading, no particular brand of dietary supplement is promoted and a balanced view of available scientific information on the subject matter is presented. There can be no assurance, however, that all pieces of third party literature that may be disseminated in connection with our products will be determined by the FDA to satisfy each of these requirements, and any such failure could subject the product involved to regulation as a new drug or as a “misbranded” product, causing us to incur substantial fines and penalties.

The products covered by  Patents and product related activities may also be subject to regulation by other regulatory agencies, including but not limited to the Federal Trade Commission (“FTC”), the Consumer Products Safety Commission, the United States Department of Agriculture, the United States Postal Service, the United States Environmental Protection Agency and the Occupational Safety and Health Administration. Advertising of dietary supplement products is subject to regulation by the FTC under the Federal Trade Commission Act (“FTCA”). The FTCA prohibits unfair methods of competition and unfair or deceptive trade acts or practices in or affecting commerce. Furthermore, the FTCA provides that the dissemination or the causing to be disseminated of any false advertising pertaining to drugs or foods, which would include dietary supplements, is an unfair or deceptive act or practice. Under the FTC’s Substantiation Doctrine, an advertiser is required to have a “reasonable basis” for all objective product claims before the claims are made.

Pursuant to this FTC requirement, we are required to have adequate substantiation of all material advertising claims made for products covered by a Patent, should one be issued. Failure to adequately substantiate claims may be considered either deceptive or unfair practices.

The FTC has recently issued a guidance document to assist supplement marketers of dietary supplement products in understanding and complying with the substantiation requirement.

The FTC is authorized to use a variety of processes and remedies for enforcement, both administratively and judicially including compulsory process, cease and desist orders, and injunctions. FTC enforcement can result in orders requiring, among other things, limits on advertising, corrective advertising, consumer redress, divestiture of assets, rescission of contracts and such other relief as may be deemed necessary. State and local authorities can also regulate advertising and labeling for dietary supplements and conventional foods.

Our activities are also regulated by various agencies of the states and localities in which products based upon the Patent are sold.  The products covered by the Patent and product-related activities may also be regulated by the applicable regulatory agencies in other countries in which the products are sold. In foreign markets, prior to commencement of operations and prior to making sales, we may be required to obtain approval, license or certification from the country’s agency governing health.  The approval process can be lengthy and costly and may require reformulation of products or labeling.   However, our failure to comply with foreign regulations could result in products being rejected for sale in such country.

We believe that current and reasonably foreseeable governmental regulation will have minimal impact on our business..

Risk Factors

Our business is subject to a high degree of risk.  Among the risks which we face are the following:

We have a limited operating history.

We were incorporated in 2003 and have a limited operating history in the nutraceutical business.    We are subject to all of the business risks and uncertainties associated with any new business enterprise. There can be no assurance that we will be able to implement any aspect of our business plan or continue to operate a successful business.

We may not be profitable.

As of December 31, 2007, Revenues from sales of our products has been minimal. Sales for 2006 were $3,671 and 2007 $14,583.  Costs have exceeded sales. We expect to incur substantial expenses in the future.

In order to establish our business, we will need to rely on the sales of the products and will incur expenses for advertising, information systems, and additional personnel to support these activities.  We therefore expect to incur substantial operating losses for the foreseeable future.  Our ability to become profitable depends on our ability to generate and sustain sales, while maintaining reasonable expense levels, all of which are uncertain in light of our limited operating history.

We face substantial uncertainties in establishing our business.

To date, we have generated nominal revenues.

We believe that in order to establish a successful business we must, among other things, hire personnel to run our day to operations, develop a distribution network and establish a customer base.  If we are unable to accomplish one or more of these goals, our business may fail.

We depend on third-party suppliers and manufacturers.  Any disruption or extended delay in product supply from any of our third-party suppliers could have a significant adverse impact on our operations.

There are numerous companies that produce or supply nutraceutical products.  We do not manufacture any of our ingredients for our products or the products themselves directly and our sales depend entirely on third party manufacturers and suppliers.

The failure of any manufacturer to supply products as required to us could have a material adverse effect on our business, results of operations and financial condition. If we do not timely and effectively develop and implement our outsourcing strategy or if third party providers do not perform as anticipated, we may experience operational difficulties, increased costs, or even manufacturing delays, which could materially and adversely affect our business, financial condition and results of operations.

Although we believe that a number of alternative manufacturers are available and could replace our main suppliers with alternative sources at comparable prices and terms, any disruption or extended delay in raw material products supply from any of our third party suppliers could have a significant adverse impact on our operations.  In addition, the time needed to replace any main supplier could adversely affect our operations by delaying shipments and potentially losing customers to our competition.

Our business is sensitive to public perception.  If any product proves to be harmful to consumers or if scientific studies provide unfavorable findings regarding their safety or effectiveness, then our image in the marketplace would be negatively impacted.

Our results of operations may be significantly affected by the public’s perception of our Company and similar companies. The products have not been approved by the FDA and have not been endorsed by any organization searching for cures for the diseases that we believe such products treat or prevent.  Although the naturally occurring chemically unaltered products covered by the Patent are not required to be approved by the FDA, many consumers only purchase FDA approved products.   In addition, our business could be adversely affected if any of the products covered by the Patent or similar products distributed by other companies proves to be harmful to consumers or if scientific studies provide unfavorable findings regarding the safety or effectiveness of our products or any similar products.

The dietary supplement products based upon our Patent contain vitamins, minerals, extracts from herbs and other ingredients that we regard as safe when taken as directed by us and that various scientific studies and literature have suggested may offer health benefits.  While quality control testing is conducted on the ingredients in such products, we are highly dependent upon consumers' perception of the overall integrity of the dietary supplements business.  The safety and quality of products made by competitors in our industry may not adhere to the same quality standards that ours do, and may result in a negative consumer perception of the entire industry.  If the products based upon the Patent suffer from this negative consumer perception, it is likely our sales will slow and we will have difficultly generating revenues.

If the products sold by us do not have the healthful effects intended, our business may suffer.

In general, the products sold by us consist of food, nutritional supplements which are classified in the United States as “dietary supplements” which we believe do not require approval from the FDA or other regulatory agencies prior to sale.  Although many of the ingredients in such products are vitamins, minerals, herbs and other substances for which there is a long history of human consumption, they contain innovative ingredients or combinations of ingredients.  Although we believe all of such products and the combinations of ingredients in them are safe when taken as directed by the Company, there is little long-term experience with human consumption of certain of these innovative product ingredients or combinations thereof in concentrated form.  The products could have certain side effects if not taken as directed or if taken by a consumer that has certain medical conditions.  In addition, such products have been proven to be more effective when taken in accordance with certain instructions which include certain dietary restrictions.  Therefore, such products may not be effective if such instructions are not followed.  Furthermore, there can be no assurance that any of the products covered by the Patent, even when used as directed, will have the effects intended or will not have harmful side effects.  We perform research and/or safety and purity tests in connection with the formulation and production of the products manufactured, and from time to time our licensees may conduct or sponsor clinical studies. If any of such products were shown to be harmful or negative publicity resulted from an individual who was allegedly harmed by one product, it could hurt our business, profitability and growth prospects.

We are at risk for product liability claims and require adequate insurance to protect us against such claims.  If we are unable to secure the necessary insurance coverage at affordable cost to protect our business against any claims, then our exposure to liability will greatly increase and our ability to market and sell our products will be more difficult since certain customers rely on this insurance in order to distribute our products.

We are constantly at risk that consumers and users of our products will bring lawsuits alleging product liability.  Even though we do not manufacture products, a consumer could bring a lawsuit against us alleging product liability due to our distribution.  We are not aware of any claims pending against us,  or the products covered that would adversely affect our business.  While we will continue to attempt to take what we consider to be appropriate precautions, these precautions may not protect us from significant product liability exposure in the future.  We currently do not have any product liability insurance but we plan to attempt to secure and maintain $1,000,000 in product liability insurance for our products through third party providers.

We believe our insurance coverage will be adequate; however, there can be no assurance that we will be able to obtain, retain coverage or that this coverage will be cost-justified or sufficient to satisfy any future claims.  In addition to carrying our own coverage, we also require our manufacturers to carry product liability insurance.  If we are sued, we may not have sufficient resources to defend against the suit or to pay damages.  A material lawsuit could negatively impact our business.

The success of our business will depend upon our ability to create brand awareness.

The market for nutraceuticals is already highly competitive, with many well-known brands leading the industry.  Our ability to compete effectively and generate revenue will be based upon our ability to create awareness of the products based upon the Patent distinct from those of our competitors. However, advertising and packaging and labeling of such products will be limited by various regulations. We believe that Shilajit is a superior product that has many health benefits based upon our research.  Our success will be dependent upon our ability to convey this to consumers.

We must continue to develop and introduce new products to succeed.

The nutraceutical industry is subject to rapid change. New products are constantly introduced to the market.  Our ability to remain competitive depends on our ability to enhance existing products, continue to develop and manufacture new products in a timely and cost effective manner, to accurately predict market transitions, and to effectively market our products.  Our future financial results will depend to a great extent on the successful introduction of several new products. We cannot be certain that we will be successful in selecting, developing, manufacturing and marketing new products or in enhancing existing products.

  The success of new product introductions depends on various factors, including the following:

•	proper new product selection;
•	successful sales and marketing efforts;
•	timely delivery of new products;
•	availability of raw materials;
•	pricing of raw materials;
•	regulatory allowance of the products; and
•	customer acceptance of new products.

We face challenges in developing new products, primarily with funding development costs and diversion of management time.  On a regular basis, we will evaluate opportunities to develop new products through product line extensions and product modifications.  However, there is no assurance that we will successfully develop product line extensions or integrate newly developed products into our business.  In addition, newly developed products may not contribute favorably to our operations and financial condition.  Our failure to develop, or have developed on our behalf, and introduce new products on a timely basis would adversely affect our future operating results.

We may face significant competition which could adversely affect our revenues, results of operations and financial condition.

The market for nutraceuticals is highly competitive.  Numerous manufacturers and distributors compete with us for customers throughout the United States, Canada and internationally in the packaged nutritional supplement industry selling products to retailers such as mass merchandisers, drug store chains, independent pharmacies, and health food stores.  Many of our competitors are substantially larger and more experienced than we are.  In addition, they have longer operating histories and have materially greater financial and other resources than we do.  They therefore have the advantage of having established reputations, brand names, track records, back office and managerial support systems and other advantages that we will be unable to duplicate in the near future.  Moreover, many competitors, by virtue of their longevity and capital resources, have established lines of distribution to which neither we have access, and are not reasonably likely to duplicate in the near term, if ever. Many of these competitors are private companies, and therefore, we cannot compare our revenues with respect to the sales volume of each competitor.  If we cannot compete in the marketplace, we may have difficulty selling our products and generating revenues.  Additionally, competition may drive down the prices of our products, which could adversely affect our cost of goods sold and our profitability, if any.

We are also subject to competition from many drug companies due to the fact that our product has what we believe to be health benefits that certain drugs are created to produce.

We are also subject to competition in the attraction and retention of employees.  Many of our competitors have greater financial resources and can offer employees compensation packages that are difficult for us to compete with.

We depend upon our executive officers and key personnel.

Our performance depends substantially on the performance of our executive officers and other key personnel.  The loss of services of any of them could have a material adverse effect on our business, revenues, and results of operations or financial condition.  We do not maintain key person life insurance on the lives of our officers or key employees.

The success of our business in the future will depend on our ability to attract, train, retain and motivate high quality personnel.  Competition for talented personnel is intense, and we may not be able to continue to attract, train, retain or motivate other highly qualified technical and managerial personnel in the future.  In addition, market conditions may require us to pay higher compensation to qualified management and technical personnel than we currently anticipate.  Any inability to attract and retain qualified management and technical personnel in the future could have a material adverse effect on our business, prospects, financial condition, and/or results of operations.

Our current management may control the right to vote our common stock and they may be able to control our company indefinitely.

The members of our Board and management team will collectively own or control the right to vote over 65% of our outstanding common stock.  As a result, our Board and management may collectively be able to effectively control our management and affairs and all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, for an indefinite period of time.  This concentration of ownership might have the effect of delaying or preventing a change in control and might adversely affect the market value of our common stock in the future and the voting and other rights of our other stockholders.

Our Officers do not currently devote all of their time to our Company.

Each of our Officers has complete discretion to decide how much time they will devote to our business.

We need to obtain funding in order to implement our business plan.

To date, for our funding, we have relied on limited capital contributions from our current shareholders.   As of December 31, 2007, we did not have any cash or cash equivalents.  We will continue to rely on contributions from our shareholders until such time that the Company is generating adequate revenues to sustain operations.

We need additional funds to implement our business plan.  We will not be able to fully establish our business until such time as we raise additional funds, whether through a stock offering or otherwise.  We currently estimate that we will need a minimum of $25,000 in working capital to meet our cash flow requirements during the next 12 months.  We plan to meet our working capital requirements by raising capital through the sale of our common stock and generating revenues from the direct sale of Shilajit.

We may encounter significant difficulties in raising capital in light of the fact that we have limited operations and have not yet generated any substantial revenues.  If we are unable to obtain the necessary funding, we would need to modify our business plan or discontinue our business.

We currently do not have the personnel required to implement our business plan.

As of December 31, 2007, we had no full-time employees.  Additionally, our officer devotes a substantial portion of his business time and effort to other businesses.

To date, the Company has limited sales or marketing capability. We still need to hire personnel in the areas of accounting, customer service and marketing in order to operate our business as planned.  Furthermore, our future performance will be substantially dependant on our ability to hire and retain employees with the experience and skills to implement our business plan.  The creation of an infrastructure to commercialize our technology may be difficult, expensive and time consuming.  If we are unable to attract and retain these personnel, it would have a material adverse effect on our business prospects, financial condition, and results of operations.

The Company’s Management May Experience difficulty managing its growth.

  The Company's officers have had limited experience in managing large companies. Further growth and expansion of the Company's business would place additional demands upon the Company's current management and other resources and would require additional production capacity, working capital, information systems, management, operational and other financial resources. Further growth of the Company will depend on various factors, including, among others, its ability to attract and retain new employees, the development of new products, competition and federal and state regulation of the nutritional supplements industry.  Not all of the foregoing factors are within the control of the Company. No assurance can be given that the Company's business will grow in the future and that the Company will be able to effectively manage such growth. If the Company is unable to manage growth effectively, the Company's business, results of operations and financial condition would be materially adversely affected.

Our Chief Financial Officer does not Devote all of his free time to the Company

At the present time, Mr. Trulio serves as our chief financial officer.  He does not devote his full time to the Company’s business.  We are currently seeking to hire an experienced individual to serve in this role full-time.  If we are unable to obtain an experienced individual, our ability to generate accurate financial statements on a timely basis may be impaired.  Furthermore, our ability to establish appropriate accounting controls and systems may also be impaired.  This could result in the failure to collect revenues that are due, overpayment for products and other accounting related problems.  These problems could have a material adverse effect on our business, financial condition or results of operations.

We will be subject to potential conflicts of interest due to the control of our Company by our principal shareholders.

Our principal shareholders have other business interest that may conflict with this business. They do not devote full time to this business endeavor. As a result, it is possible that the business activities of our principal shareholders with the Company and our activities may overlap and compete.  If this occurs, our directors may be subject to conflicts of interests in determining how to address such competition.  These conflicts could result in a loss of revenues to our company and adversely affect our potential profitability.

We have not paid, and do not intend to pay, cash dividends in the foreseeable future.

The payment of cash dividends is dependent upon our revenues and earnings, if any, capital requirements and our general financial conditions, as well as requirements for surplus under state law.  At present, we are unable to pay any cash dividends to any shareholder and we do not intend to do so in the immediate future.  We intend to reinvest any future earnings in developing and expanding our business.

We are subject to and affected by extensive laws, governmental regulations, administrative determinations, court  decisions and similar constraints at the federal, state and local markets in both  the United States and foreign countries, which could impose limitations on our business practices and cause us to incur costs.

The manufacturing, processing, formulation, packaging, labeling, distributing, selling and advertising of our products are subject to regulation by one or more federal agencies, including the Food and Drug Administration, the Federal Food, Drug and Cosmetic Act, the Dietary Supplement Health and Education Act, and the Federal Trade Commission. We believe that we are in compliance with applicable statutes and regulations, however, should such statutes and guidelines be amended or interpreted more stringently, then we may be unable to remain in compliance.   Amendments could require us to incur additional costs for the reformation of certain products to meet new standards and the imposition of additional record keeping requirements, as well as fines and penalties for noncompliance.  In addition, we would experience a reduction in revenue if we are forced to withdraw from the market or were forced to discontinue certain products.  Furthermore, our ability to advertise the health benefits of the products manufactured based upon our Patent will be severely limited by these various regulations.

We will be subject to laws regarding the use of the internet that could have an adverse impact on our current business practices.

The applicability to the internet of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve.  Any such new legislation or regulation, the application of laws and regulations from jurisdictions whose laws do not currently apply to our business, or the application of existing laws and regulations to the internet and online commerce could have a material adverse effect on our business, prospects, financial condition and results of operations.  If we were alleged to have violated federal, state or foreign, civil or criminal law, even if we could successfully defend such claims, it could have a material adverse effect on our business, prospects, financial condition and results of operations.

The ability to manufacture  products is subject to availability of raw materials.

Currently the ability to manufacture Shilajit could be subject to availability of various plant sources, which could be impacted by weather conditions. In addition, the operating results will be subject to fluctuations in the prices of ingredients for products, labor, as well as the prices of diesel and gasoline fuel which could impact the costs we incur in obtaining the ingredients and importing them to the United States.

Failure to establish and maintain distributor relationships could negatively impact sales of our products.

We plan to the distribute   products based on Shilajit in the United States through various distributors as well as internationally through independent distributors. Our success will in part depend upon our ability to recruit, retain and motivate distributors and other retailers. In our efforts to attract distributors, we will compete with other companies that are more established.  Our operating results will be harmed if our products do not generate sufficient interest to attract and retain distributors.

We will not be able exert full control over our distributors and this could lead to harmful claims against us.

In order to keep our costs at a minimum, we have non-exclusive product distributors. Since our distributors will be independent contractors, we will not be able to exert the same level of control over them as we do with employees.  Therefore, we will be subject to the risk that the distributors will not comply with our policies and procedures, which could result in harmful claims against us.

We are exposed to the risks of operating a global business.

Our non-U.S. sales and operations will be subject to risks inherent in conducting business abroad, many of which are outside our control, including:

•	periodic regional economic downturns and unstable political environments,

•	multiple, conflicting and changing governmental laws and regulations, including import/export controls and other trade barriers, and

•	different customs and ways of doing business.

Many of these challenges are present in China, Afghanistan, India and Russia which are  the countries where  the main ingredients in the products manufactured by our US distributors is obtained.   Instability in these areas and other foreign economies may continue and recur again in the future, which could have a material adverse effect on our business. In addition, political instability, terrorism, acts of war or epidemics in regions where we operate may adversely affect our business and results of operations.

We are subject to foreign currency exchange risks.

We will be exposed to foreign currency exchange rate risks that are inherent in our anticipated sales that are denominated in currencies other than the United States dollar. Although we attempt to mitigate our exposure to fluctuations in currency exchange rates, these hedging activities may not always be available or adequate to eliminate, or even mitigate, the impact of our exchange rate exposure. Failure to sufficiently hedge or otherwise manage foreign currency risks properly could materially and adversely affect our revenues and gross margins.

No market currently exists for our securities and we cannot assure you that such a market will ever develop, or if developed, will be sustained.

There is currently no trading market for our securities.  We plan to attempt to qualify for quotation on Nasdaq or a national securities exchange.  At least initially, however, any trading in our common stock would most likely be conducted in the over-the-counter market.  Furthermore, even if our common stock is quoted in the over-the-counter-market, an active trading market for the common stock may not develop.  Consequently, we cannot assure you when and if a trading market in our shares will be established, or whether any such market, if established, will be sustained or sufficiently liquid to enable holders of shares of our common stock to liquidate their investment in our company.  If a public market should develop in the future, the sale of unregistered and restricted securities by current shareholders may have a substantial impact on any such market.

We are subject to anti-takeover provisions under Florida law that could delay or prevent an acquisition of our company, even if the acquisition would be beneficial to our shareholders.

Provisions of Florida law could make it more difficult and expensive for a third party to pursue a change in control transaction or takeover attempt that is opposed to by our board.  Shareholders who wish to participate in these transactions may not have the opportunity to do so.  If a change in control transaction or takeover attempt is prevented or delayed, the price that that a potential purchaser would be willing to pay for our common stock may decline.  Even in the absence of a takeover attempt, these provisions may adversely affect the market price of our common stock if they are viewed as discouraging takeover attempts.

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Our principal business activities to date have been limited.  From our inception to December 31, 2007, we incurred an accumulated deficit of ($110,748).  Our accumulated deficit through December 31, 2007 is primarily attributable to the lack of sales volume and the abundance of costs.

We anticipate that we will need a minimum of $25,000 in order to meet our working capital requirements for the next 12 months.  We will need to raise additional money in order to establish a distribution network for the manufacture and distribution of our products and to advertise such products.  In addition, we will need to hire personnel to run our day to day operations. We plan to obtain the necessary funds through a combination of revenue derived from direct sales of products and an offering of our common stock.  If we are unable to obtain this additional working capital, or if we encounter unexpected expenses, we may not have enough working capital to implement our business plan.

Revenues

To date, we have not generated any substantial revenue from our nutraceutical business.  We expect to generate most of our revenues from the direct sale of our products by third-party distributors and through our website which should be live in early 2008.

Expenses

We anticipate that our principal expenses will consist of advertising and marketing, and personnel required to operate our business.

Accounts Receivable and Accounts Payable

We do not anticipate that we will have any significant level of accounts receivable in connection with the operation of our business.  We will require each customer to pay us via credit card or cash equivalent prior to the time that any product is shipped to the customer.  Additionally, we do not anticipate that we will have a significant level of accounts payable, because most of the vendors that we derive products from will not have a direct relationship with us but we anticipate that they will require pay them before products are shipped

Capital Expenditures

We expect to purchase additional office furniture, equipment and computers during the next 12 months.  We have budgeted approximately $5,000 for capital expenditures during this period.

Employees

As of December 31, 2007, we had no employees.  We currently expect to hire approximately three employees over the next 12 months, which will cause us to incur additional costs.

ITEM 3.  DESCRIPTION OF PROPERTY

Our principal office is located at 511 NE 94th Street, Miami Shores, FL 33138. This space consists of approximately 1,000 square feet, a portion of which is used by The Company. The space is donated by one of our shareholders at no cost. We believe these facilities are adequate to serve our present needs.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of December 31, 2007, the number and percentage of shares of our outstanding common stock which are beneficially owned, directly or indirectly, by each director, executive officer and shareholder who owns more than 5% of the outstanding shares.

We determine beneficial ownership based on the rules of the Securities and Exchange Commission.  In general, beneficial ownership includes shares over which a person has sole or shared voting or investment power and shares which the person has the right to acquire within 60 days.  Unless otherwise indicated, the persons listed below have sole voting and investment power over the shares beneficially owned.

Name and Address of Owner	Position with Company	Shares Beneficially Owned	Percent of Class
Bruce Trulio 511 NE 94th Street Building 2 Miami Shores, Florida 33138	President CEO, Secretary , and Director	7,280,000(1)	18.20%

Stuart Cooper 511 NE 94th Street Building 2 Miami Shores, Florida 33138		7,920,000(2)	19.80%

Scott Silverman 511 NE 94th Street Building 2 Miami Shores, FL 33138		11,200,000(3)	28.00%

(1)	These shares consist of 7,280,000 shares owned directly by Mr. Trulio, his wife and other related parties, and controlled by Mr. Trulio.
(2)	These shares consist of 4,000,000 shares owned directly by Mr. Cooper and 3,920,000, shares owned by his wife
(3)	These shares consist of 11,200,000 shares owned by entities directly controlled by Mr. Silverman.
(4)	As a group 26,400,000.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Our current directors and executive officers are as follows:

Name	Age	Positions with Company

Bruce Trulio	50	Secretary and Director

The background of our directors and executive officers is as follows:

Bruce S. Trulio is the President and owner of Maximum Associates, Inc., a corporation supplying solution oriented management consulting.  Bruce S. Trulio is an efficiency expert who also provides accounting services including corporate tax preparation, corporate structure, accounting system design, start-up company formation and structure, and CFO on contract basis.  He is an expert in business models and cost efficiency modeling.  He is currently engaged as the CFO of three separate corporations.  He brings his knowledge and talents of the private sector having been a multi-unit hotel manager and developer and as management consultant for over 25 years.

ITEM 6.  EXECUTIVE COMPENSATION

In the year ending December 31, 2007, we imputed, but did not pay, executive compensation in the amount of $3,000 for our sole officer and director.

None of our executive officers has an employment agreement.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

       We were formed in August 23, 2003 by Farid Ajlouni, a former officer of the company. He was issued 40,000 shares of common stock in consideration of their capital contribution of $70.

       On January 2, 2005, 4,800,000 fully paid and non assessable common stock shares were issued to Bruce Trulio, in lieu of $8,400 in compensation for his service from 2 January 2005 until 31 December 2005 as President/Secretary/Treasurer/Director.

       On January 2, 2005, 800,000 fully paid and non assessable common stock shares were issued to Farid Ajlouni, in lieu of $1,400, as compensation for his service from 23 July 2003 until 31 December 2004 as President/Secretary/Treasurer/Director.

       On July 7, 2005, Farid Ajlouni, the founding officer and director returned 40,000 shares of common stock founders shares to the treasury.

       On December 5, 2007, the company undertook a 40-for-1 forward split of its common stock, issuing forty shares for each common share issued and outstanding.

ITEM 8.  DESCRIPTION OF SECURITIES

Authorized Capital and Outstanding Shares

We are authorized to issue 150,000,000 shares of common stock, No Par Value. As of December 31, 2007, we had 40,000,000 shares of common stock issued and outstanding.

Common Stock.

The holders of our common stock have equal ratable rights to dividends from funds legally available therefore, when, as and if declared by our board of directors.  Holders of common stock are also entitled to share ratably in all of our assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of the affairs.

All shares of common stock now outstanding are fully paid and non-assessable.

The holders of shares of common stock do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose and in such event, the holders of the remaining shares will not be able to elect any of our directors.  The holders of 50% percent of the outstanding common stock constitute a quorum at any meeting of shareholders, and the vote by the holders of a majority of the outstanding shares are required to effect certain fundamental corporate changes, such as liquidation, merger or amendment of our articles of incorporation.

Dividends.

We have not paid any dividends on our common stock.  The payment of cash dividends in the future, if any, will be contingent upon our revenues and earnings, if any, capital requirements and general financial condition.  The payment of any dividends will be within the discretion of our board of directors.

It is the present intention of the board of directors to retain all earnings, if any, for use in our business operations and, accordingly, the board does not anticipate paying any cash dividends in the foreseeable future.

Anti-Takeover Provisions.

General.   The Florida Business Corporation Act contains provisions designed to enhance the ability of our board of directors to respond to attempts to acquire control of our company.  These provisions may discourage takeover attempts which have not been approved by the board of directors.  This could include takeover attempts that some of our shareholders deem to be in their best interest.  These provisions may adversely affect the price that a potential purchaser would be willing to pay for our common stock.  These provisions may deprive shareholders of the opportunity to obtain a takeover premium for your shares. These provisions could make the removal of incumbent management more difficult.  These provisions may enable a minority of our directors and the holders of a minority of our outstanding voting stock to prevent, discourage or make more difficult a merger, tender offer or proxy contest, even though the transactions may be favorable to the interests of shareholders.  These provisions could also potentially adversely affect the market price of the common stock.

Authorized but Unissued Stock.  The authorized but unissued shares of our common stock will be available for future issuance without shareholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans.  The existence of authorized but unissued shares of common stock may enable our board of directors to issue shares of stock to persons friendly to existing management.  This may have the effect of discouraging attempts to obtain control of our company.

Evaluation of Acquisition Proposals.  The Florida Business Corporation Act expressly permits our board of directors, when evaluating any proposed tender or exchange offer, any merger, consolidation or sale of substantially all of our assets, or any similar extraordinary transaction, to consider all relevant facts including, without limitation, the social, legal, and economic effects on our employees, customers, suppliers and other constituencies, and on the communities and geographical areas in which we operate.  Our board of directors may also consider the amount of consideration being offered in relation to the then current market price for our outstanding shares of capital stock and our then current value in a freely negotiated transaction.  Our board of directors believes that these provisions are in the long term best interests of our company and its shareholders.

Transactions with Interested Shareholders.

We are subject to the Florida affiliated transactions statute which generally requires approval by the disinterested directors or supermajority approval by shareholders for certain specified transactions between a corporation and a holder, or its affiliates, of more than 10% of the outstanding shares of the corporation.  These provisions could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts.  Accordingly, these provisions may discourage attempts to acquire our company.

Transfer Agent

We expect to retain a transfer agent in the first quarter of 2008.

PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

Trading Information

There is no existing public trading market for our shares.

Numbers of Shareholders

As of December 31, 2007, we had a total of approximately 43 record holders of our common stock.

Dividends

We have not paid any dividends on our common stock.  The payment of cash dividends in the future will be contingent upon our revenues and earnings, if any, capital requirements and general financial condition.  The payment of any dividends will be within the discretion of our then board of directors.  It is the present intention of the board of directors to retain all earnings, if any, for use in our business operations.  Accordingly, the board does not anticipate paying any cash dividends in the foreseeable future.

ITEM 2.   LEGAL PROCEEDINGS

We are not a party to any legal proceedings.

ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

Not applicable.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

       We were formed in August 23, 2003 by Farid Ajlouni, a former officer of the company. He was issued 40,000 shares of common stock in consideration of their capital contribution of $70.

On January 2, 2005, 4,800,000 fully paid and non assessable common stock shares were issued to Bruce Trulio, in lieu of $8,400 in compensation for his service from 2 January 2005 until 31 December 2005 as President/Secretary/Treasurer/Director.

On January 2, 2005, 800,000 fully paid and non assessable common stock shares were issued to Farid Ajlouni, in lieu of $1,400, as compensation for his service from 23 July 2003 until 31 December 2004 as President/Secretary/Treasurer/Director.

On July 7, 2005, Farid Ajlouni, the founding officer and director returned 40,000 shares of common stock founders shares to the treasury.

On December 5, 2007, the company undertook a 40-for-1 forward split of its common stock, issuing forty shares for each common share issued and outstanding.

II-1

ITEM 5.  INDEMNIFICATION OF OFFICERS AND DIRECTORS.

Our bylaws contain the broadest form of indemnification for our officers and directors and former officers and directors permitted under Florida law.  Our bylaws generally provide that we will indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by, or in the right of the Company) by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of any other corporation, partnership, joint venture, trust or other enterprise against expenses (including attorney's fees), judgments, fines, amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, including any appeal thereof, if he acted in good faith in a manner he reasonably believed to be in, or not opposed to the best interests of the Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful.  The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of no contenders or its equivalent shall not create, of itself, a presumption that the person did not act in good faith or in a manner which he reasonably believed to be in, or not opposed to, the best interests of the Company or, with respect to any criminal action or proceeding, had reasonable cause to believe that her conduct was unlawful.  To the extent that a director, officer, employee or agent of the Company has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in any defense of any claim, issue or matter therein, he shall be indemnified against expenses, including attorneys fees, actually and reasonably incurred by him in connection therewith.  Any indemnification shall be made only if a determination is made that indemnification of the director, officer, employee or agent is proper in the circumstances because such person has met the applicable standard of conduct set forth above. Such determination shall be made either (1) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) by the shareholders who were not parties to such action, suit or proceeding.  If neither of the above determinations can occur because the board of directors consists of a sole director or the Company is owned by a sole shareholder, then the sole director or sole shareholder shall be allowed to make such determination.  Expenses incurred in defending any action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding as authorized in the manner provided above upon receipt of any undertaking by or on behalf of the director, officer, employee or agent to repay such amount, unless it shall ultimately be determined that he is entitled to be indemnified by the Company.  The indemnification provided shall be in addition to the indemnification rights provided pursuant to Chapter 607 of the Florida Statutes, and shall not be deemed exclusive of any other rights to which any person seeking indemnification may be entitled under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent of the Company and shall inure to the benefit of the heirs, executors and administrators of such a person.

II-2

Mortgage Shakers, Inc.
FINANCIAL STATEMENTS

For the years ended December 31, 2007 and December 31, 2006

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Shareholders
of Mortgage Shakers, Inc.

     We have audited the accompanying balance sheets of Mortgage Shakers, Inc. (a Florida corporation) as of December 31, 2007 and December 31, 2006 and the related statements of operations, changes in stockholders’ equity and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provided a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mortgage Shakers, Inc. as of December 31, 2007 and December 31, 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

     The accompanying financial statements referred to above have been prepared assuming that the Company will continue as a going concern.  As more fully described in Note 1, the Company’s need to seek new sources or methods of financing or revenue to pursue its business strategy, raise substantial doubt about the Company’s ability to continue as a going concern.  Management’s plans as to these matters are also described in Note 1.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Jewett, Schwartz, Wolfe & Associates

/s/Jewett, Schwartz, Wolfe & Associates
Hollywood, Florida
January 24, 2008

Mortgage Shakers, Inc.
Balance Sheets.

	December 31, 2007	December 31, 2006
ASSETS
Current Assets:
Cash and cash equivalents	$-	$-
Accounts receivable	1,022	-

Total current assets	1,022	-

TOTAL ASSETS	$1,022	$-

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current Liabilities:
Accounts payable	$-	$210
Accrued liabilities	13,500	6,750

TOTAL CURRENT LIABILITIES	13,500	6,960

Commitments and contingencies	-	-

Stockholders’ Deficit:
Common stock, no par value, 150,000,000 shares authorized, 40,000,000 shares issued and outstanding and additional paid in capital	98,270	95,270
Accumulated deficit	(110,748)	(102,230)
TOTAL STOCKHOLDERS’ DEFICIT	(12,478)	(6,960)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$1,022	$-

The accompanying notes are an integral part of these financial statements.

Mortgage Shakers, Inc.
Statements of Operations

	For the Years Ended December 31,
	2007	2006

Revenues	$14,583	$3,671

Cost of goods sold	13,351	3,817

Gross profit	1,232	(146)

Operating expenses:
Professional fees	6,750	6,750
General and administrative	3,000	3,000
Total operating expenses	9,750	9,750

Net loss before income taxes	(8,518)	(9,896)

Benefit for income taxes	-	-

Net loss	$(8,518)	$(9,896)

Net loss per share - basic and diluted	$ nil	$ nil

Weighted average number of shares outstanding during the period - basic and diluted	40,000,000	40,000,000

The accompanying notes are an integral part of these financial statements.

Mortgage Shakers, Inc.
Statements of Changes in Stockholders' Deficit

	Common Stock 150,000,000 shares authorized
	Shares Issued	No Par Value per share	Additional Paid-In Capital	Accumulated Deficit	Total

BALANCE, DECEMBER 31, 2004	40,000	$-	$70	$(75,930)	$(75,860)

Stock issued for officer compensation, 1/2/05	5,600,000	-	9,800	-	9,800

Stock issued for repayment of debt, 7/5/05	34,400,000	-	82,400	-	82,400

Founder's stock returned to treasury, 7/7/05	(40,000)	-	-	-	-

Net loss, 2005	-	-	-	(16,404)	(16,404)
BALANCE, DECEMBER 31, 2005	40,000,000	$-	$92,270	$(92,334)	$(64)

Capital contribution from a related party	-	-	3,000	-	3,000

Net loss, 2006	-	-	-	(9,896)	(9,896)
BALANCE, DECEMBER 31, 2006	40,000,000	$-	$95,270	$(102,230)	$(6,960)

Capital contribution from a related party	-	-	3,000	-	3,000

Net loss, 2007	-	-	-	(8,518)	(8,518)
BALANCE, DECEMBER 31, 2007	40,000,000	$-	$98,270	$(110,748)	$(12,478)

The accompanying notes are an integral part of these financial statements.

Mortgage Shakers, Inc.
Statements of Cash Flows

	For The Years Ended December 31,
	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(8,518)	$(9,896)
Adjustments to reconcile net loss to net cash used in operating activities:
Capital contribution from a related party	3,000	3,000
Accounts receivable	(1,022)	-
Accounts payable	(210)	146
Accrued liabilities	6,750	6,750
Net cash used in operating activities	-	-

CASH FLOWS FROM INVESTING ACTIVITIES:
Net cash provided by investing activities	-	-

CASH FLOWS FROM FINANCING ACTIVITIES:
Net cash provided by financing activities	-	-

CHANGE IN CASH	-	-

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	-	-

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$-	$-

Supplemental disclosure of non cash investing & financing activities:
Cash paid for income taxes	$-	$-
Cash paid for interest expense	$-	$-
Contributed services from related party	$3,000	$3,000

The accompanying notes are an integral part of these financial statements.

Mortgage Shakers, Inc.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006
(Audited)

NOTE 1 – ORGANIZATION

Organization

Mortgage Shakers, Inc. was incorporated under the laws of the State of Florida on July 23, 2003. From inception until June 30, 2005, Mortgage Shakers provided lead generation to licensed mortgage brokers for per lead fee. In July 2005, the Company established a new line of business: the development, marketing, distribution and sale of manufactured nutraceuticals products made entirely of naturally occurring dietary substances.  During 2006 the Company terminated its mortgage lead business and determined it was in its best interest to focus on its business interests not dependent on or related to the real estate market.  The development of the nutraceuticals industry remains the key focus of our company, though our nutraceutical business activities have been minimal.

The financial statements are presented on the basis that the Company is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable length of time. The Company has incurred operating losses since its inception. This condition raises substantial doubt as to the Company’s ability to continue as a going concern.

As reflected in the accompanying financial statements, the Company has losses from operations of $8,518 and $9,896 for the years ended December 31, 2007 and 2006.  This raises substantial doubt about its ability to continue as a going concern.  The ability of the Company to continue as a going concern is dependent on the Company’s ability to raise additional capital and implement its business plan.  The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Management believes that actions presently being taken to obtain additional funding and implement its strategic plans provide the opportunity for the Company to continue as a going concern.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company presents revenue in accordance with the provision of Staff Accounting Bulletin (SAB) No. 104 “Revenue Recognition in Financial Statements”, which states that revenue is realized or realizable and earned when all of the following criteria are met:  Persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the seller’s price to the buyer is fixed or determinable, and collectibility is reasonably assured.  The Company recognizes revenue at the point of sale.

Mortgage Shakers, Inc.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006
(Audited)
Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period.  Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the cash flow statements, the Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.  The Company at times has cash in excess of FDIC insurance limits and places its temporary cash investments with high credit quality financial institutions.  At December 31, 2007 and 2006, the Company did not have any balances that exceeded FDIC insurance limits.

Accounts Receivable

The Company is required to estimate the collect ability of its accounts receivable. For the year ended December 31, 2007 the Company deemed all accounts receivable fully collectable.

Concentration of Credit Risk

During the years ended December 31, 2007 and 2006 one customer accounted for 100% of the Company’s revenue.

Income Taxes

The Company accounts for income taxes under the Statement of Financial Accounting Standards (SFAS) No. 109, “Accounting for Income Taxes” (“SFAS109”).  Under SFAS109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.  Due to the net loss incurred in all periods, there is no provision for income taxes provided as a full valuation allowance has been established.

Stock-Based Compensation

Effective January 1, 2006, the Company adopted SFAS No. 123R “Share-Based Payment” (“SFAS 123R”), a revision to SFAS No. 123 “Accounting for Stock-Based Compensation” (“SFAS 123”).  Prior to the adoption of SFAS 123R the Company accounted for stock options in accordance with APB Opinion No. 25 “Accounting for Stock Issued to Employees” (the intrinsic value method), and accordingly, recognized no compensation expense for stock option grants.

 Mortgage Shakers, Inc.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006
(Audited)

Under the modified prospective approach, the provisions of SFAS 123R apply to new awards and to awards that were outstanding on January 1, 2006 that are subsequently modified, repurchased pr cancelled.  Under the modified prospective approach, compensation cost recognized in the year ended December 31, 2006 includes compensation cost for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant –date fair value estimated in accordance with the original provisions of SFAS 123, and the compensation costs for all share-based payments granted subsequent to January 31, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS 123R.  EITF Issue 96-18,“Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.” In accordance with EITF 96-18, the stock options or common stock warrants are valued using the Black-Scholes option pricing model on the basis of the market price of the underlying common stock on the “valuation date,” which for options and warrants related to contracts that have substantial disincentives to non-performance is the date of the contract, and for all other contracts is the vesting date.

Loss per Share

Basic and diluted net loss per common share is computed based upon the weighted average common shares outstanding as defined by Financial Accounting Standards No. 128, “Earnings Per Share.”  As of December 31, 2007 and 2006, there were no common share equivalents.

Business Segments

The Company operates in one segment and therefore segment information is not presented.

Long-Lived Assets

The Company accounts for long-lived assets under the Statements of Financial Accounting Standards Nos. 142 and 144 “Accounting for Goodwill and Other Intangible Assets” and “Accounting for Impairment or Disposal of Long-Lived Assets” (“SFAS No. 142 and 144”).  In accordance with SFAS No. 142 and 144, long-lived assets, goodwill and certain identifiable intangible assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.  For purposes of evaluating the recoverability of long-lived assets, goodwill and intangible assets, the recoverability test is performed using undiscounted net cash flows related to the long-lived assets.

NOTE 3 – RECENT ACCOUNTING PRONOUNCEMENTS

In February 2006, the FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140", to simplify and make more consistent the accounting for certain financial instruments.

 Mortgage Shakers, Inc.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006
(Audited)

SFAS No. 155 amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", to permit fair value re-measurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. SFAS No. 155 amends SFAS No. 140, "Accounting for the Impairment or Disposal of Long-Lived Assets", to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006, with earlier application allowed. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In March 2006, the FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets, an amendment of FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This statement requires all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable, and permits for subsequent measurement using either fair value measurement with changes in fair value reflected in earnings or the amortization and impairment requirements of Statement No. 140. The subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value eliminates the necessity for entities that manage the risks inherent in servicing assets and servicing liabilities with derivatives to qualify for hedge accounting treatment and eliminates the characterization of declines in fair value as impairments or direct write-downs. SFAS No. 156 is effective for an entity's first fiscal year beginning after September 15, 2006. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In June 2006, the FASB issued FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statements No. 109”. FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a two-step method of first evaluating whether a tax position has met a more likely than not recognition threshold and second, measuring that tax position to determine the amount of benefit to be recognized in the financial statements. FIN 48 provides guidance on the presentation of such positions within a classified statement of financial position as well as on derecognition, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”. The objective of SFAS 157 is to increase consistency and comparability in fair value measurements and to expand disclosures about fair value measurements.  SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements and does not require any new fair value measurements.

Mortgage Shakers, Inc.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006
(Audited)

The provisions of SFAS No. 157 are effective for fair value measurements made in fiscal years beginning after November 15, 2007. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. This statement requires employers to recognize the over-funded or under-funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This statement also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. The provisions of SFAS No. 158 are effective for employers with publicly traded equity securities as of the end of the fiscal year ending after December 15, 2006. The adoption of this statement is not expected to have a material effect on the Company's future reported financial position or results of operations.

In September 2006, the SEC issued Staff Accounting Bulletin (“SAB”) No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.” SAB No. 108 addresses how the effects of prior year uncorrected misstatements should be considered when quantifying misstatements in current year financial statements. SAB No. 108 requires companies to quantify misstatements using a balance sheet and income statement approach and to evaluate whether either approach results in quantifying an error that is material in light of relevant quantitative and qualitative factors. SAB No. 108 is effective for period ending after November 15, 2006. The Company is currently evaluating the impact of adopting SAB No. 108 but does not expect that it will have a material effect on its financial statements.

In February 2007, the Financial Accounting Standards Board (FASB) issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115”.  This statement permits entities to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of SFAS No. 159 apply only to entities that elect the fair value option. However, the amendment to SFAS No. 115 “Accounting for Certain Investments in Debt and Equity Securities” applies to all entities with available-for-sale and trading securities. SFAS No. 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007, provided the entity also elects to apply the provision of SFAS No. 157, “Fair Value Measurements”. The adoption of this statement is not expected to have a material effect on the Company's financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 141(R) “Business Combinations” (SFAS 141(R)).  This Statement replaces the original FASB Statement No. 141.  This Statement retains the fundamental requirements in Statement 141 that the acquisition method of accounting (which Statement 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination.

Mortgage Shakers, Inc.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006
(Audited)

The objective of this SFAS 141(R) is to improve the relevance, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. To accomplish that, SFAS 141(R) establishes principles and requirements for how the acquirer:

a)	Recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquire.
b)	Recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase.
c)	Determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.

This Statement applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008 and may not be applied before that date. The Company is unable at this time to determine the effect that its adoption of SFAS 141(R) will have on its consolidated results of operations and financial condition.

In December 2007, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 160 “Non-controlling Interests in Consolidated Financial Statements – an amendment of ARB No. 51” (SFAS 160).  This Statement amends the original Accounting Review Board (ARB) No. 51 “Consolidated Financial Statements” to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This Statement is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008 and may not be applied before that date.  The Company is unable at this time to determine the effect that its adoption of SFAS 160 will have on its consolidated results of operations and financial condition.

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections" (SFAS 154), which replaces Accounting Principles Board (APB) Opinion No. 20, "Accounting Changes," and SFAS No. 3, "Reporting Accounting Changes in Interim Financial Statements - An Amendment of APB Opinion No. 28." SFAS 154 provides guidance on the accounting for and reporting of accounting changes and error corrections, and it establishes retrospective application, or the latest practicable date, as the required method for reporting a change in accounting principle and the reporting of a correction of an error. SFAS 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company adopted SFAS 154 in the first quarter of fiscal year 2007 and does not expect it to have a material impact on its consolidated results of operations and financial condition.

Mortgage Shakers, Inc.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006
(Audited)
NOTE 4 – EQUITY

(A)  Common Stock Issued to Founders

During 2003, the Company issued 40,000 shares of common stock to it former founder for cash consideration of $70 ($.0018 per share).

During 2005 the former founder returned the 40,000 shares of common stock to the Company. The Company retired the shares of common stock.

(B)  Common stock issued for services

During 2005 the Company issued a total of 5,600,000 shares of common stock to two officers for services valued at $9,800 ($.0018 per share).

(C)  Sale of Common Stock

During 2005 the Company converted an $80,000 note payable and $2,400 of accrued interest into 34,400,000 shares of common stock ($.0024 per share).

(D)  Capital Contribution

During the year ended December 31, 2006 the Company’s President contributed services valued at $3,000.

During the year ended December 31, 2007 the Company’s President contributed services valued at $3,000.

(E)  Stock split

During 2007, the Company authorized a 40 for 1 forward split of the company’s authorized and outstanding stock at no par value.

NOTE 5 – RELATED PARTY TRANSACTIONS

During 2003, the Company issued 40,000 shares of common stock to it former founder for cash consideration of $70 ($.0018 per share).

During 2005 the former founder returned the 40,000 shares of common stock to the Company. The Company retired the shares of common stock.

During 2005 the Company issued a total of 5,600,000 shares of common stock to two officers for services valued at $9,800 ($.0018 per share).

Mortgage Shakers, Inc.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2007 AND 2006
(Audited)

During the year ended December 31, 2006 the Company’s President contributed services valued at $3,000.

During the year ended December 31, 2007 the Company’s President contributed services valued at $3,000.

The Company currently uses a direct response marketing campaign and small quantity fulfillment center called Point of Sale Marketing, Inc. (PSM), a related company owned by one of the shareholders.  The Company paid PSM $3,881 in 2006 and $13,561 in 2007.

PART III

Item 1. Index to Exhibits

The following list describes the exhibits filed as part of this registration statement on Form 10-SB.

Exhibit Number	Document/ Exhibit
3.1	Articles of Incorporation
3.2	Amendment to Articles of Incorporation
3.3	Bylaws

III-1

SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.MORTGAGE SHAKERS, INC.

Date: January 28, 2008                                                                                        /s/ Bruce S. Trulio
Bruce S. Trulio,
President, CEO, CFO, Chairman of the Board of Directors